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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dawson Geophysical Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
239359102
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	239359102

1	NAMES OF REPORTING PERSONS: Lewis Decker Dawson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		108,192

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		108,192

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	108,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

2

CUSIP No. 239359102
Item 1.

Item 1(a)	Name of Issuer:	Dawson Geophysical Company

Item 1(b)	Address of Issuer’s Principal Executive Offices	508 West Wall, Suite 800 Midland, TX 79701
Item 2.

Item 2(a)	Name of Person Filing:	Lewis Decker Dawson

Item 2(b)	Address of Principal Business Office or, if

	None Residence:	508 West Wall, Suite 800 Midland, TX 79701

Item 2(c)	Citizenship	United States of America

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	239359102

Item 3.	If this statement is filed pursuant to rule 13d-1(b) or rule 13d-2(b) or (c), check whether the person filing is a:
     Not applicable.
Item 4. Ownership
(a)	Amount beneficially owned:

108,192 shares

(b)	Percent of Class:

1.4%

CUSIP No. 239359102
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

108,192

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

108,192

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice and Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2007 (Date)
/s/ L. Decker Dawson
Name:	L. Decker Dawson